
02038275

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number – 1-15182

Report on Form 6-K for the month of May 2002

P.E.
5-31-02

DR. REDDY'S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

PROCESSED
JUN 17 2002
THOMSON
FINANCIAL

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).

Not applicable.

Table of Contents

Press releases and intimations to stock exchange for May 2002 :

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy's Laboratories Limited

(Registrant)

Date: 05.06.2002



By:

(Signature)*

Santosh Kumar Nair
Company Secretary

* Print the name and title of the signing officer under his signature.



DR. REDDY'S

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016, India

Tel +91 40 373 1946
Fax +91 40 373 1955

May 9, 2002

The Secretary / The Executive Director
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange
National Stock Exchange

Sub: Grant of Options under Dr. Reddy's Employees Stock Option Scheme, 2002.

Dear Sir,

Pursuant to clause 25 of the listing agreement, we hereby intimate you that the company has granted 2,59,400 stock options to the employees of the company at the meeting of the compensation committee of board of directors held on May 9, 2002. The shares covered by such options are 2,59,400.

The options have been granted at a price of Rs.1063.02 per option, which is equivalent to weighted average share price of the company of last 30 days on BSE.

The options may be exercised in a phased manner after a vesting period of 12 months but before completion of five years from the date of vesting.

Kindly take the above information on record.

Thanking you,

Yours faithfully
For Dr. Reddy's Laboratories Ltd.



Santosh Kumar Nair
Company Secretary

(2)

Press Release



DR. REDDY'S

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016, India

Tel : 91 40 373 1946
Fax : 91 40 373 1955

www.drreddys.com

Dr. Reddy's anti-cancer molecule DRF-1042 completes Phase I clinical trials

Hyderabad, India, May 13, 2002: Dr. Reddy's Laboratories has completed phase I clinical trials on its anti-cancer compound DRF-1042. This is Dr. Reddy's first new chemical entity (NCE) in the cancer area.

The phase I trial data of DRF-1042 will be presented at the annual meeting of the American Society of Clinical Oncology to be held at Orlando, USA, from May 18 to May 21, 2002. The Company plans to initiate multi-centre phase II trials for this compound later this year.

DRF-1042 is a novel, orally active camptothecin analogue, which exhibits anti-cancer activity by inhibiting topoisomerase I enzyme. The compound has shown good *in vitro* potency, broad-spectrum anti-tumor activity and favourable pharmacokinetics in preclinical studies. The phase I clinical study for this molecule was done at Nizam's Institute of Medical Sciences (NIMS), Hyderabad, India.

The phase I trial of DRF-1042 was conducted on 25 cancer patients. The phase I trial data has confirmed the preclinical findings. DRF-1042 was well tolerated with manageable toxicity and showed favourable pharmacokinetic profile. The compound also showed promising early indication of efficacy including complete response in renal cell carcinoma and osteosarcoma, partial response in breast cancer and disease stabilization in three other different tumor types.

On March 27, 2002, Dr. Reddy's received permission from the Drugs Controller General of India (DCGI) to initiate phase I trials on DRF-1644 in cancer patients. DRF-1644, another novel topoisomerase I inhibitor, exhibits good water solubility and has an impressive preclinical pharmacological profile when given intravenously. The regulatory toxicology studies on this molecule were conducted by New Drug Development Office (NDDO) Oncology, an Amsterdam based organization focused on the research and development of new agents for the treatment of cancer. Phase I trials on DRF-1644 will be initiated shortly at NIMS, Hyderabad.

...2

About Dr. Reddy's

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:
US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

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DR. REDDY'S

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016, India

Tel : 91 40 373 1946
Fax : 91 40 373 1955

May 27, 2002

The Secretary / The Executive Director
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange
National Stock Exchange

Sub: Compliance under clause 19 of the listing agreement.

Dear Sir,

This has reference to our letter dated April 19, 2002 intimating the date of the board meeting to be held on June 4, 2002 to discuss and take on record the audited financial results of the company for the financial year ended March 31, 2002.

We further intimate you that the board will also consider the recommendation of dividend at the same board meeting.

Kindly take the above information on record.

Thanking you,

Yours faithfully
For Dr. Reddy's Laboratories Ltd.

Santosh Kumar Nair
Company Secretary

Press Release



DR. REDDY'S



Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016, India

Tel : 91 40 373 1946
Fax : 91 40 373 1955

www.drreddys.com

Dr. Reddy's files ANDA for Clopidogrel Bisulfate

Hyderabad, India, May 30, 2002: Dr. Reddy's Laboratories today confirmed that the Company had filed an Abbreviated New Drug Application (ANDA) with the U.S. Food and Drug Administration for Clopidogrel Bisulfate tablets 75 mg with Para IV certification on all listed Orange Book patents. Dr. Reddy's notified Sanofi-Synthelabo Inc., upon which the latter filed a lawsuit against the Company alleging patent infringement.

Clopidogrel Bisulfate is the generic version of Sanofi-Synthelabo's Plavix. It is indicated for the reduction of atherosclerotic events (myocardial infarction, stroke, and vascular death) in patients with atherosclerosis documented by recent stroke, recent myocardial infarction, or established peripheral arterial disease. The product had US brand sales of US $ 1.1 billion in the year 2001 (US IMS) with annual growth rate of 52%.

About Dr. Reddy's
Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:
US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880 **Asia Pacific** – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

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